January 7, 2015

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Attn:	Division of Corporation Finance,

Re:	The Teardroppers, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed January 7, 2015, File No. 333-197889

Dear Ladies and Gentlemen:

At the request of The Teardroppers, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated December 24, 2014 from Celeste M. Murphy on behalf of Larry Spirgel, Assistant Director to the Commission to Ray Gerrity, President of the Company, relating to Amendment No. 3 to the registration statement on Form S-1 of the Company filed with the Commission on December 16, 2014 (the “Registration Statement”).  We have filed simultaneously Amendment No. 4 to the Registration Statement and have attached a marked copy of such Amendment No. 3 indicating the changes that the Company has made to the Registration Statement.

Please be advised that the number of shares being offered by selling shareholders has been increased to 5,133,333.

The numbered paragraph below corresponds to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

General

1. We note that you have increased the number of shares being registered on behalf of selling shareholders from 1,833,333 to 4,833,333 shares. However, there have been no changes to the selling shareholder table to account for the additional shares. In this regard, we note that the selling shareholders are still offering the same number of shares, and the total of those shares equals 2,133,333, not the 4,833,333 shares disclosed. Please explain this discrepancy. In addition, please revise the disclosure under Selling Stockholders to disclose how the selling shareholders received their shares. Also ensure that your disclosure under Recent Sales of Unregistered Securities accounts for all unregistered sales of securities, including those reflected in the selling shareholder table.

1

Response

The Selling Shareholder Table in Amendment No. 3 listed the number "4,833,333" as the number of shares being registered. When the column in the Table is added correctly, the number of shares listed to be registered is "5,133,333". Accordingly, the number of shares being registered has been increased by 300,000 as the correct number of shares being registered. The registration statement has been redacted to reflect the increase in the number of shares being registered.

Recent Sales of Unregistered Securities now accounts for all unregistered sales of securities.

Cash Flows for the Nine Months Ended September 30, 2014 (Financing Activities), page 21 Cash Flows for the Period from June 3, 2013 to September 30, 2014 (Financing Activities), page 21

2. Please state how you plan to repay the proceeds that have been borrowed from a related party. Please identify whether the lender is DEVCAP or General Capital Partners as appropriate.

The indebtedness will be repaid from future earnings

Balance Sheets As of September 30, 2014 and December 31, 2013, page F-1

Statements of Operations for the three and nine months ended September 30, 2014, page F-2

Statements of Cash Flows for the nine months ended September 30, 2014 , page F-3

2. We note your response to comment 2 and your restated 2013 financial statements. Additionally, please provide a “restated” caption to your interim financial statements.

Note 5 – Line of Credit, page F-5

Note 9 – Subsequent Events, page F-8

Note 4– Line of Credit, page F-19

Note 5 – Related Party Transactions, page F-19

Note 7 – Stockholders Equity, page F-20

Response

We have updated our interim financial statements to provide a “restated” caption.

3. Refer to your disclosure of your $450,000 line of credit with General Capital Partners as disclosed in your financial statements. However, you stated elsewhere in your filing that your line of credit is with DEVCAP and also filed such agreement in Exhibit 10.1. Please advise or revise. Additionally,

Please update Note 9 above to cite your December 19 loan agreement which is the basis for your restatement.

2

Please delete your statement on pages F-8, F-19, and F-20, that “The founders were instrumental in the founding of the Company as well as producing consulting revenues from related party” since you received financing from the related party and did not generate revenues.

Response

We have edited our disclosure pertaining to our loan agreement.

We have deleted the following statement throughout, “The founders were instrumental in the founding of the Company as well as producing consulting revenues from related party”

Report of Independent Registered Public Accounting Firm, page F-11

4. Please ask your auditor to provide an explanatory paragraph to include (1) a statement that the previously issued financial statements have been restated for the correction of a misstatement in the respective period and (2) a reference to the correction of the misstatement disclosures in Note 9 on page F-21. Refer to paragraphs 18A-18C of AU Section 508, Reports of Audited Financial Statements.

Response

Our independent registered public accounting firm has added an explanatory paragraph.

Note 9 – Restated Financial Statements, page F-21

5. Please revise to disclose the nature of the restatements for your Statements of Stockholders’ Equity and Statements of Cash Flows.

Response

We have added disclosure to Note 9 regarding the nature of the restatements of our Statements of Stockholder’s Equity and Statements of Cash Flows.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

The Bingham Law Group.

By: s/ Brad Bingham

3